UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 20 July 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

GOLD FIELDS TO RELEASE RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2016

Johannesburg, 20 July 2016. Gold Fields Limited ("Gold Fields") (NYSE, JSE: GFI) will publish its results for the six months ended 30 June 2016 on SENS and on the company's website www.goldfields.com at **07:05** (SA time) on Thursday, 18 August 2016.

LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO AND VIDEO WEBCAST

Management will host a results presentation at the time and venue listed below:

Date:	*Thursday, 18 August 2016*
Time:	*09:45 for 10:00*
Venue:	*Auditorium* ***JSE Limited*** *One Exchange Square* Gwen Lane, Sandown
Parking:	Parking will be at **24 Central**, Gwen Lane, Sandown. (right next to the JSE entrance)
RSVP:	*Kindly confirm attendance with Francie Whitley via reply email or tel: +27 11 562-9712.*

A simultaneous audio and video webcast will be available on the Gold Fields website www.goldfields.com at 10:00 (SA time) on 18 August 2016.

TELECONFERENCE

A global teleconference will be held on Thursday, 18 August 2016 at 16:00 (SA time). Details are attached.

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
email Avishkar.Nagaser@goldfields.co.za

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 82 315 2832
email Thomas.Mengel@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@goldfields.co.za

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, T P Goodlace, A R Hill≠, R P Menell, D M J Ncube, S P Reid^, G M Wilson
^Australian, †British, ≠Canadian, #Ghanaian, ** Executive Director
Company Secretary: MML Mokoka

CONFERENCE CALL
18 August 2016

Results for the six months ended 30 June 2016

Johannesburg: 16:00
For United Kingdom: 15:00
For North America: 10:00 (Eastern time)

A telephone conference call has been scheduled at the times indicated above. Details are as follows:

Dial in numbers	
Other Countries (Intl Toll)	+27 11 535 3600
Other Countries - Alternate	+27 10 201 6800
South Africa (Toll-Free)	0 800 200 648
South Africa - Johannesburg	011 535 3600
South Africa - Johannesburg Alternate	010 201 6800
UK (Toll-Free)	0808 162 4061
USA and Canada (Toll Free)	1 855 481 5362

Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 44341#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA and Canada: +1 855 481 5363
United Kingdom: +0808 234 6771

Investor contacts:
Avishkar Nagaser   Phone: +27 11 562 9775   avishkar.nagaser@goldfields.co.za
Thomas Mengel   Phone: +27 11 562 9849   thomas.mengel@goldfields.co.za
Francie Whitley   Phone: +27 11 562 9712   francie.whitley@goldfields.co.za

Media contact:
Sven Lunsche   Phone: +27 11 562 9763   sven.lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources 5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 20 July 2016

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer